Exhibit 99.1

NeuroSense’s PARADIGM ALS Clinical Trial Demonstrates Up to 73% Improved Complication-Free Survival Following Statistically Significant Slowing of Disease Progression

NeuroSense to submit the 12-month data to FDA to discuss path forward

CAMBRIDGE, Mass., July 9, 2024 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense”), a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, announces additional positive results from its 12-month PARADIGM Phase 2b study of PrimeC in ALS patients. In the study, complication-free survival revealed a 57% difference in favor of PrimeC over placebo after 12 months of treatment in the Intent to Treat (ITT) population and demonstrated an outcome of 73% (p=0.02) difference in favor of PrimeC over placebo after 12 months of treatment in the pre-defined Per Protocol Population (PP). NeuroSense intends to submit these 12-month results to regulatory agencies, including the FDA, to discuss PrimeC’s path forward in the short term.

Previously, NeuroSense reported that PrimeC significantly slowed disease progression by 36% (p=0.009) and improved survival rates by 43% compared to placebo. The Per-Protocol analysis revealed even greater benefits, with a 40% (p=0.003) improvement in ALSFRS-R scores and a 63% increase in survival rates, representing a distinguished advancement in outcomes for a controlled 12-month ALS study.

Other positive clinical data points included Slow Vital Capacity (SVC) improvement from a 13% difference after 6 months to a 20% difference after 12 months in the ITT population, in favor of PrimeC, and from a 17% difference after 6 months to a 19% difference after 12 months in the PP population, in favor of PrimeC. Furthermore, an analysis exploring the rate of decline, defined as a drop of 4 points or less in the ALSFRS-R after 12 months, revealed a ratio of 4.5 to 1 in favor of PrimeC over placebo. This outcome underscores the importance of early treatment and the potential of PrimeC as a disease-modifying drug.

“The latest results from the PARADIGM study are incredibly encouraging and provide compelling evidence of PrimeC’s potential to significantly benefit people living with ALS. The substantial improvement in complication-free survival and the consistent slowing of disease progression highlight PrimeC’s promise as an effective treatment. Given that, for many clinicians and people with ALS, therapeutic options have recently been significantly limited; the urgency for effective new therapies is greater than ever. This development brings renewed hope to patients, and I am eagerly looking forward to seeing the program enter Phase 3 to advance the clinical development of this product,” said Jeremy M. Shefner, M.D., Ph.D., Professor of Neurology at the Barrow Neurological Institute, Phoenix, Ariz., and a NeuroSense advisor.

Alon Ben-Noon, NeuroSense’s CEO, commented: “We believe that these results are unprecedented in a 12-month ALS placebo-controlled clinical study. We are eager to present them to the FDA and other regulatory agencies to determine the path forward and to share the outcomes with potential partners currently conducting due diligence. As a management team, we are both confident and enthusiastic about the potential for PrimeC in the market.”

“It is equally important to recognize that our clinical team has accomplished a great deal in a rather short time, and we are grateful for their involvement in the development program, as well as the study coordinators and teams, and of course, the study participants and their families. We look forward to continued communications on developments, as appropriate, including biomarker readouts for target engagement, which we expect will shed additional light on PrimeC’s potential to benefit people who suffer from ALS.”

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within 2–5 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

About ALSFRS-R

Disease progression is measured by the ALS Functional Rating Scale-Revised (ALSFRS-R), which is the most widely used ALS tracking tool accepted by the FDA, utilized by neurologists treating ALS patients, in clinical trials, and by other regulators to determine disease progression. It tracks 12 changes in a person’s physical abilities over time including functions such as: speech, walking, climbing stairs, dressing/hygiene, handwriting, turning in bed, cutting food, salivation, swallowing, and breathing. A single point change on the ALSFRS-R has a significant impact on ALS patients, such as the transition from independent feeding to requiring assistance or independent breathing to needing to use a machine ventilator.

About PARADIGM

PARADIGM is a prospective, multinational, randomized, double-blind, placebo-controlled Phase 2b (NCT05357950) clinical trial of PrimeC in ALS. The trial included 68 participants living with ALS in Canada, Italy, and Israel. 96% of the trial participants who completed the 6-month double-blind portion of the trial chose to receive treatment with PrimeC through a 12-month open label extension. Furthermore, to date (June 2024) all participants that completed the 18-month trial treatment duration, requested to continue PrimeC, which is provided to them in an Investigator Initiated Trial, not limited with time.

As previously reported, in the 6-month double-blind segment of the trial, the data showed clinically meaningful signs of efficacy, with a 29% difference in favor of PrimeC vs placebo in analysis of the intent to treat (ITT) population. In the PP top-line analysis from PARADIGM, a statistically significant slowing of disease progression was observed with a 37.4% (p=0.03) difference in ALSFRS-R in favor of PrimeC vs placebo. Most patients enrolled in both the active and placebo arms of the trial were concurrently treated with Riluzole, the ALS standard of care medication, indicating PrimeC slowed disease progression well beyond the level afforded by the FDA-approved ALS drug.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of ALS that contribute to motor neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation to potentially inhibit the progression of ALS. NeuroSense completed a Phase 2a clinical trial, which met its safety and efficacy endpoints, including reducing functional and respiratory deterioration and statistically significant changes in ALS-related biological markers, indicating PrimeC’s biological activity. PrimeC was granted Orphan Drug Designation by the U.S. Food and Drug Administration and the European Medicines Agency.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn, YouTube and X. Information that may be important to investors may be routinely posted on our website and these social media channels.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of submissions to the regulatory authorities and PrimeC as a potential treatment for people with ALS. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include unexpected R&D costs or operating expenses, a delay in the reporting of additional results from PARADIGM clinical trial, the timing of expected regulatory and business milestones, risks associated with meeting with the FDA to determine the best path forward following the results from PARADIGM clinical trial, including a delay in any such meeting; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the development and commercial potential of any product candidates of Neurosense; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2024 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.

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For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183

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